SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 13, 2017
By:/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI ViaWest Sale

MEDIA RELEASE

SHAW COMMUNICATIONS INC. ANNOUNCES SALE OF

VIAWEST TO PEAK 10 FOR APPROXIMATELY C$2.3 BILLION

CALGARY, June 13, 2017 – Shaw Communications Inc. (“Shaw”) announced today that it has entered into a share purchase agreement (“SPA”) with GI Partners portfolio company Peak 10 Holding Corporation (“Peak 10”) to sell 100% of its wholly-owned subsidiary ViaWest, Inc. (“ViaWest”) for approximately C$2.3 billion (US$1.675 billion) (the “Transaction”). ViaWest provides hybrid IT solutions, including colocation, cloud computing and security and compliance for North American enterprises.

“The ViaWest acquisition in 2014 marked a pivotal moment in Shaw’s history and provided a growth engine which has delivered, and continues to deliver, strong results. The outlook for ViaWest remains robust, though the North American colocation and managed services industry is consolidating and scale is becoming an important factor for continued long-term success. We believe the combination of ViaWest and Peak 10 creates a platform for growth and ensures the combined entity’s customers and employees are well positioned for the future. I would like to personally thank Nancy, her management team, and all 600 of ViaWest’s employees for their commitment and dedication during the three years of Shaw’s ownership,” said Brad Shaw, Chief Executive Officer,Shaw Communications.

“The combination of ViaWest and Peak 10 creates the largest privately held and most respected provider of data centre infrastructure, cloud technology and managed IT solutions in North America with a national footprint,” said Nancy Phillips, President & CEO of ViaWest. “We believe that bringing together these hybrid IT infrastructure companies strengthens ViaWest’s position among its competitors and, as a combined entity, will be able to further leverage and maximize growth opportunities.”

“We will continue to partner with the new entity to leverage its combined expertise and scale to provide our Western Canadian data centre customers with greater innovation and breadth of services, which is consistent with our best-in-class partner-led approach,” Mr. Shaw said.

Fairness Opinion

As exclusive financial advisor to Shaw, TD Securities Inc. (“TD Securities”) provided an opinion to the Board of Directors of Shaw that, subject to the assumptions, qualifications and limitations provided therein, the consideration to be received by Shaw pursuant to the Transaction is fair to Shaw, from a financial point of view.

Transaction Details

The purchase price of approximately C$2.3 billion (US$1.675 billion), represents an attractive return on Shaw’s original investment of US$1.2 billion, or approximately C$1.3 billion at the prevailing exchange rate at the time. Consideration pursuant to the Transaction is comprised of all cash.

Shaw expects to realize net cash proceeds from the Transaction of approximately C$900 million after the repayment of ViaWest level indebtedness of approximately US$580 million, repayment of the US$380 million Shaw credit facility borrowings associated with the original investment and subsequent INetU acquisition, and estimated Transaction expenses and taxes.

The Transaction is subject to customary conditions, including U.S. regulatory approval and is expected to close by the end of fiscal 20171. The Transaction is not subject to a financing condition.

Advisors and Legal Counsel for Shaw

TD Securities acted as exclusive financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Dentons Canada LLP provided legal advice.

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Investor Inquiries:	Media Inquiries:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	chethan.lakshman@sjrb.ca
www.shaw.ca	(403) 930-8448

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements related to the sale of ViaWest, the expected net cash proceeds (repayment of ViaWest level debt) therefrom. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, that regulatory approvals will be received and other conditions to closing the Transaction will be satisfied. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the Transaction. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

[1]	Note: Shaw has an August fiscal year-end.